

July 10, 2015

Mr. Kenneth V. Reif
Senior Vice President and General Counsel
Tri-State Generation and Transmission Association, Inc.
1100 W 116th Avenue
Westminster, CO 80234

>   **Re: Tri-State Generation and Transmission Association, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-4**
>   **Filed June 18, 2015**
>   **File No. 333-203560**

Dear Mr. Reif:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 21, 2015 letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Three months ended March 31, 2015 . . ., page 36

1. We note your disclosure here that non-member electric sales decreased by 40.8 percent for the first three months ended March 31, 2015 compared to the same period in 2014. Please discuss whether you expect this trend to continue and your plans, if any, to mitigate the impact of these losses on your cash flow and liquidity.

Notes to Consolidated Financial Statements

Note 4 – Intangibles, page F-21

2. We note your response to comments 26 and 27 and it remains unclear why your financial statement presentation of amortization expense for the PPA intangible asset premium and amortization benefit for the intangible liability is deemed the most appropriate. Please elaborate on the specific factors considered when arriving at this conclusion and what consideration was given to characterizing the amortization as an expense.

You may contact Ta Tanisha Meadows, Staff Accountant, at 202-551-3322 or Jason Niethamer, Assistant Chief Accountant, at 202-551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Kennedy, Staff Attorney, at 202-551-3832 or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Steven Khadavi, Esq.